

March 15, 2013

Via E-mail
Doron Moshe
Chief Financial Officer
Elbit Imaging Ltd.
2 Weitzman Street
Tel Aviv, Israel 64239

> **Re: Elbit Imaging, Ltd.**
>   **Form 20-F for fiscal year ended December 31, 2011**
>   **Filed April 25, 2012**
>   **File No. 0-28996**

Dear Mr. Moshe:

We have reviewed your response dated January 30, 2013 and have the following additional comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1.   We note your response to comment 1, including your proposed disclosure. For purposes of clarification, as previously disclosed on pages 81 through 86, your discussion should continue to address each line item in your consolidated statements of income. Your segment discussion should follow that discussion as a supplement to the analysis of your consolidated results; please clarify or revise as necessary. Furthermore, please revise the amounts provided within the proposed disclosure to agree to the data regarding your segments contained within Note 28, and expand your disclosure to discuss the financial expenses which are allocated to each of your reportable segments. Provide us with your proposed disclosure.

2.   Please provide further quantification of the items discussed as reasons for the changes in line items; for example, when discussing the increase in costs and expenses of medical systems, disclose the number of systems sold in each year as well as the amount of the expense related to the settlement of the legal claims. Also, as it relates to your commercial centers, please additionally discuss your segment profit or loss on a same store basis and clarify how you determine your same store pool; disclose changes in occupancy and rental rates on a same store basis too, if material. Provide us with your proposed disclosure.

Form 6-K filed March 29, 2012

3.   We note your response to comment 3. Since your principal accountant placed reliance on the work of another auditor and referenced such reliance in the principal auditor's report, please amend your filing to include the audit report of the other auditor to comply with the requirements of Rule 2-05 of Regulation S-X.

Consolidated Statements of Income, page F-5

4.   We note your response to comment 4, and we continue to question your presentation. It appears that you believe that the gains reported in your statements of income should be considered revenues; however, it is unclear how these gains are consistent with the definition of revenue in paragraph 7 of IAS 18 since such amounts do not appear to constitute inflows of economic benefits arising from the course of the ordinary activities of your entity. Please advise or revise. Furthermore, we believe that paragraph 82 of IAS 1 does require a consolidated line item for each of the items listed in that paragraph, including revenue; thus, your statements of income should present a subtotal that consists solely of revenue. Please provide us with your proposed revised presentation. We may have further comment.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-16

M. Trading property and prepayment:, page F-22

5.   We note your response to comment 6, including the revision by PC's management to its business model strategy to hold and operate certain investments until sales conditions are sufficient. Given that you continue to maintain and operate the completed commercial centers, as well as your unsuccessful attempts at selling such properties, please further elaborate why you continue to believe such properties should be classified as inventory and carried at net realizable value. Within your response, please also tell us how you have estimated selling prices to determine net realizable value of your inventory; address the significant assumptions used and how the extended holding time impacts your estimates.

6.   We note your response to comment 7. Please elaborate on your policy to continue to capitalize costs during the period of promoting the property, finding anchors for commercial properties, and achieving lease agreements. Please also tell us the minimum occupancy rates that you use in your parameters. Specifically, we note that paragraph 22 of IAS 23 states that capitalization should cease when "substantially all" of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Your response refers to when "all" activities are complete, rather than "substantially all"; please advise further. Also, please tell us if you consider the "intended use" to be the eventual sale of the properties or the rental of the properties when determining the capitalization period. Lastly, specifically address your consideration of paragraph 23 of IAS 23 which states that an asset is normally ready for its intended use or sale when the physical construction is complete.

AA. Revenue Recognition:, page F-30

7.   We note your response to comment 9. Please further elaborate as to why you have excluded a provision for the return of goods purchased prior to December 31, 2011; in this regard, we note that you only address transactions under "sales." Furthermore, please provide to us your historical experience related to both cash refunds and credit vouchers and clarify how your policy complies with paragraph 17 of IAS 18.

Note 23 – Commitments, Contingencies, Liens and Collaterals

B. Claims, page F-89

(1) The Company – application for 1999 class action, page F-89

8.   We note your response to comment 12. Please address the following:

a. Regarding the outstanding class action lawsuits against you, in future filings please revise your disclosure to clarify that you believe that the possibility of remedy sought is remote as stated in your response, since your current disclosure states that the probability of the claim being upheld is no greater than 50% which appears to indicate that potential outflow in settlement is greater than remote. Otherwise, please advise us further; and

b. Regarding claims where a claim amount was not stated, please elaborate on why you believe this to be the determining factor supporting your position that it is impracticable to estimate the outcome of such claims; please further advise us if there is a range available to estimate the potential outcome.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant